UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

P-75 platform in Búzios field

1st oil november 2018

PETROBRAS 76

Petrobras' performance 2Q19

PETROBRAS

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Conference Call and Results Webcast - August 2, 2019

Portuguese: 10:00 am in Rio de Janeiro / 9:00 am in New York / 2:00 pm in the United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

US: +1 412 717-9627

United Kingdom: +44 20 3795-9972

English: 11:30 am in Rio de Janeiro / 10:30 am in New York / 15:30 pm in the United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

US: +1 412 717-9627

United Kingdom: +44 20 3795-9972

Disclaimer

These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively The Company does not undertake to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2019 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

MESSAGE FROM THE CEO

Petrobras had a good financial performance in 2Q19, although we benefited from external factors beyond our control, such as oil prices, the BRL/USD exchange rate and crack spreads, and non-recurring events, such as assets divestments.

Accounting net income excluding non-recurring factors was R$ 5.2 billion and operating cash flow reached R$ 20.5 billion. Advances in pre-salt exploration, with lower lifting cost (US$ 6/boe) and better quality of oil, allowed adjusted EBITDA per barrel of oil equivalent (boe) in the exploration & production (E&P) business to reach US$ 33.50 in 2Q19 against US$ 29.50 last year, despite the drop in average Brent oil prices from US$ 71.0 to US$ 68.8.

Our gross debt (including the effects of IFRS 16) remains at a high level, at US$ 101.0 billion, with leverage ratios ranging from 2.5x to 3.0x, depending on the metric used. Petrobras is still facing excessive financial leverage for a commodity producer which is therefore exposed to price and, consequently, cash flow volatility. Financial charges still consume around 40% of operating cash flows, which evidences the need for divestments to reduce debt.

On the other hand, we ended the quarter with a net debt of US$ 83.7 billion, which evidences an excessive cash position, of US$ 17.4 billion as of June 30. 2019. This was due to the fact that the proceeds from the sale of TAG were received in the last days of June. Granted, this is just a snapshot taken on a given day and the excess cash is being used, our goal being to maintain a cash position of US$ 6.6 billion given the availability of revolving credit facilities. Thus, gross debt is expected to decline in 3Q19.

For the sake of transparency and efficiency in capital allocation, we revised 2019 capex budget from US$ 16 billion to a range of US$ 10 to US$ 11 billion. It is worth emphasizing that these figures do not include estimates relative to the amounts to be invested in exploration blocks bid rounds in this semester, including those related to the Transfer of Rights excess barrels, for which, after several years of negotiations, we have quickly reached an agreement with the Federal Government.

Return on capital employed so far is hovering around 8%, which evidences the imperative need for initiatives to improve capital allocation.

The year has been very intense in what regards the implementation of our transformational agenda based on our five strategic pillars.

Divestments totaled US$ 15 billion by the end of July, notably TAG and BR Distribuidora - the first capital market privatization in Brazilian history - and mature oil fields. We still have a 37.5% stake in BR's capital, which in the future we intend to sell partially or wholly. Meanwhile, we will benefit as shareholders from BR's enormous value creation potential with the flexibility that a private company possesses.

The divestment of mature fields, with low productivity and high lifting costs and for which we are not the natural owners, offers excellent opportunities for high returns for Petrobras. Simultaneously, their revitalization by the new owners fosters investments and job creation, with a positive impact on economic activity.

In 27 days, between June and July, at our initiative, we have signed two agreements with CADE (the Brazilian anti-trust authority) that enable the opening for competition of two important markets, refining and natural gas.

Petrobras has committed to sell 8 refineries, half of its refining capacity. The first package of 4 refineries (RNEST, RLAM, REPAR and REFAP) has already advanced to the non-binding phase and the teasers for the second package (REMAN, LUBNOR, REGAP and SIX) will be launched next month.

We are firmly committed to completely disengage from the natural gas transportation and distribution business and to reduce our share of purchases to less than 50%, thereby focusing on exploration and production.

We need midstream asset services, but we don't need to own them. The idea is to be an asset-light company in the midstream and a world class asset-heavy company in oil and gas exploration and production, maximizing the return on every dollar invested.

We are gradually managing to eliminate our participation in businesses that bled Petrobras' cash for several years. We have closed an agreement with the Uruguayan Government for the return of gas distribution concessions - Montevideo Gas and Conecta - which had required fifteen capital injections in fifteen years, consuming US$ 200 million.

With a divestment program already crafted, the priority going forward will be the structuring and execution of transactions.

The voluntary dismissal program – focused on retirees and employees eligible for retirement - had 1,560 enrollments by the end of July, and several employees are in the process of leaving the company.

The search for lower costs continued with the rationalization of office space, which is allowing the release of rented buildings, the closing of offices outside Brazil (New York, Mexico City, Libya, Angola, Nigeria, Tanzania, Turkey, Tokyo) and a sharp reduction in the Houston office. At the same time, we are decreasing the number of expatriates, whose cost is relatively high. Several other initiatives are underway, and together they shall result in significant cost cuts over time.

We are creating an executive directorship for Digital Transformation, which will be instrumental in the centralization of efforts to modernize our information technology infrastructure, coordinate and strengthen initiatives for the intensive deployment of artificial intelligence. Digital transformation will be a powerful lever for the achievement of productivity gains and cost reduction.

Petrobras University is undergoing a strategic repositioning to become an effective corporate university with activities strictly aligned to our transformational agenda. We are in the stage of signing partnerships with both the University of Chicago Booth School of Business and UFMG’s Department of Computer Science for trainings related to leadership, innovation, finance and artificial intelligence.

Our focus in health and safety is bearing fruits. TRI (total recordable injuries frequency rate) has dropped to 0.88, below both the oil and gas industry’s average and our own alert limits, while in parallel we are successfully reverting the upward trend in fuel thefts, the so-called underground derivations. After peaking at 261 thefts in 2018, in the first seven months of this year we have a frequency of 174 thefts (in annualized terms), even before the implementation of the Pró-Dutos (Pro-pipes) program.

We are very confident that the rigorous implementation of our transformational agenda has the capacity to eliminate in the future the performance gap that separate us from the best global oil companies and to create substantial value for our shareholders.

Highlights of 2Q19 results:

▪	Adjusted EBITDA of R$ 32.7 billion, 19% higher than 1Q19, reflecting the increase in Brent prices and the appreciation of the dollar against the brazilian real, which led to higher oil prices.

▪	The Company posted net income of R$ 18.9 billion, 4.6 times the net income of the previous quarter, mainly due to the conclusion of the TAG sale.

▪	Excluding the effects of non-recurring itens and IFRS 16, the Company's net income would have been R$ 5.2 billion and adjusted EBITDA * would have been R$ 33.4 billion.

▪

As we expect higher net income for fiscal year 2019, the Board of Directors approved the anticipated distribution to shareholders in the form of interest on equity (JCP) in the amount of R$ 2.6 billion, equivalent to R$ 0.20 per common and preferred share, two times the amount of the previous quarter.

▪

Free cash flow was positive for the seventeenth consecutive quarter, totaling R$ 11.3 billion. This result was obtained by operating cash flow, for the same reasons that positively impacted EBITDA, and the reduction in investments relative to 1Q19.

▪

In 2Q19, net debt continued its downward trend, ending the quarter at US$ 83.7 billion, a decrease of US$ 14.3 billion compared to 1Q19. In the quarter, we amortized US$ 2.2 billion, and new funding amounted to US$ 488 million only.

▪

In 2Q19, the adjusted net debt / LTM EBITDA * ratio fell to 2.52x from 2.89x in 1Q19. Applying the effects of IFRS 16 were applied throughout the 2018 adjusted LTM EBITDA period. However, without considering these effects the ratio would have been 2.02x.

▪

In order to reduce the risks associated to contingencies, we recognized expenses in 2Q19 of R$ 1.2 billion to settle tax and environmental disputes totaling a potential exposure of R$ 6.4 billion. These expenses are related to the ICMS tax amnesty program in the states of Bahia and Ceará (expense of R$ 367 million for an exposure of R$ 1.8 billion) and environmental refers to compliance with conditions for environmental licensing. Comperj (R$ 814 million expense for a R$ 4.6 billion exposure)

▪

As a result of the BR Distribuidora’s follow-on, we are presenting in this report BR Distribuidora's operations as discontinued operations. For the 3Q19, we estimate a pre-tax capital gain of R$ 14.2 billion (including the R$ 7.4 billion re-measurement gain).

Table 1 – Main indicators

						Variation (%)
R$ million	2Q19	1Q19	2Q18	1S19	1S18	2Q19 x 1Q19	2Q19 x 2Q18	1H19 x 1H18
Sales revenues	72.567	70.856	74.828	143.423	138.402	2,4	(3,0)	3,6
Gross profit	30.210	24.833	30.308	55.043	55.564	21,7	0,0	(0,9)
Operating expenses	8.557	-11.302	-13.788	-2.745	-21.693	175,7	162,1	87,3
Net Income (Loss) - Petrobras Shareholders	18.866	4.031	10.072	22.897	17.033	368,0	87,3	34,4
Recurring Net Income (Loss) - Petrobras shareholders*	5.157	4.661	10.970	9.815	16.192	10,6	(53,0)	(39,0)
Net cash provided by operating activities	20.500	17.749	25.595	38.249	47.813	15,5	(19,9)	(20,0)
Free Cash Flow	11.274	10.918	15.516	22.192	27.865	3,3	(27,3)	(20,4)
Adjusted EBITDA	32.651	27.487	30.067	60.138	55.835	18,8	8,6	7,7
Recurring Adjusted EBITDA *	33.405	28.917	31.075	62.322	57.305	15,5	7,5	8,8
Gross debt (US$ million)	101.029	106.007	91.712	101.029	91.712	(4,7)	10,2	10,2
Gross debt excluding IFRS 16 (US$ million)	75.527	78.810	91.516	75.527	91.516	(4,2)	(17,5)	(17,5)
Net Debt (US$ million)	83.674	95.525	73.662	83.674	73.662	(12,4)	13,6	13,6
Net Debt excluding IFRS 16* (US$ million)	58.172	68.328	73.466	58.172	73.466	(14,9)	(20,8)	(20,8)
Net Debt/LTM Adjusted EBITDA (x)**	2,69	3,19	3,20	2,69	3,20	-	(16,0)	(16,0)
Net Debt/LTM Adjusted EBITDA excluding IFRS 16 (x)** (US$ million)	2,02	2,37	-	2,02	-	(15,0)	-	-
Average Selling Dollar	3,92	3,77	3,61	3,85	3,42	4,0	8,6	12,6
Brent crude (US$/bbl)	68,82	63,20	74,35	66,01	70,55	8,9	(7,4)	(6,4)
Crude Oil sales price (US$/bbl)	64,79	59,05	67,75	62,01	64,99	9,7	(4,4)	(4,6)
Domestic basic oil products price (R$/bbl)	307,87	277,82	292,33	292,97	274,91	10,8	5,3	6,6
TRI (toral recordable injuries per million men-hour frequency rate)	0,88	1,02	1,06	0,88	1,06	(0,1)	(0,2)	(0,2)
ROCE Adjusted excluding IFRS 16 -%	7,83	8,40	5,30	7,83	5,30	-0,57	2,53	2,53

* See reconciliation of Net Income and Adjusted EBITDA excluding special items and the effects of IFRS 16 in the Special Items section. See IFRS effects in section Impacts of IFRS 16 on page 13.

** Ratio calculated using debt in reais.

Consolidated Result

Table 2 – Net Revenue

						Variation (%)
R$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	2Q19 X 2Q18
Diesel	23,334	20,420	21,169	43,754	36,416	14.3	(3.5)	20.2
Diesel subsidy	−	−	536	−	536	-	(100.0)	-
Gasoline	10,191	8,844	11,323	19,035	20,492	15.2	(21.9)	(7.1)
Liquefied petroleum gas (LPG)	4,276	3,806	4,040	8,082	7,789	12.3	(5.8)	3.8
Aviation Kerosene (QAV)	3,711	3,685	3,408	7,396	6,613	0.7	8.1	11.8
Naphtha	1,862	1,584	1,959	3,446	3,815	17.6	(19.1)	(9.7)
Fuel oil (including bunker)	1,014	1,077	832	2,091	1,781	(5.8)	29.4	17.4
Other petroleum products	3,265	3,148	3,191	6,413	6,116	3.7	(1.3)	4.9
Subtotal Oil Products	47,653	42,564	46,458	90,217	83,558	12.0	(8.4)	8.0
Natural gas	5,558	5,713	4,614	11,271	8,636	(2.7)	23.8	30.5
Renewable and nitrogenous	243	299	280	542	563	(18.7)	6.8	(3.7)
Revenues from non-exercized rights***	664	620	470	1,284	1,224	7.1	31.9	4.9
Electricity	635	1,874	1,876	2,509	3,022	(66.1)	(0.1)	(17.0)
Services, agency and others	699	1,240	1,248	1,939	2,762	(43.6)	(0.7)	(29.8)
Total domestic market	55,452	52,310	54,946	107,762	99,765	6.0	(4.8)	8.0
Exports of petroleum, oil products and others	15,439	14,534	13,908	29,973	27,046	6.2	4.5	10.8
International Sales	1,676	4,012	5,974	5,688	11,591	(58.2)	(32.8)	(50.9)
Total external market	17,115	18,546	19,882	35,661	38,637	(7.7)	(6.7)	(7.7)
Total	72,567	70,856	74,828	143,423	138,402	2.4	(5.3)	3.6

*** Revenue from rights not exercised by customers under certain take or pay and ship or pay contracts.

Sales revenue totaled R$ 72.6 billion in 2Q19, 2.4% higher than 1Q19. This increase is mainly explained by: (i) the increase in international oil prices and the appreciation of the dollar, which averaged 9.0% and 4.0% above the previous quarter, respectively, resulting in higher diesel and gasoline prices (R$ 3.3 billion); (ii) the improvement in gasoline crack spread and naphtha prices; (iii) the higher diesel and LPG sales volumes in Brazil, due to seasonality (R$ 1.6 billion) and; (iv) higher export revenues as a result of higher commodity prices (R$ 0.9 billion).

These positive results were partially offset by the reduction in sales from the international units (R$ 2.3 billion), as a result of the sale of the Pasadena refinery and the distribution companies in Paraguay, and the reduction in electricity sales revenue (R$ 1.2 billion), reflecting lower prices due to improved hydrological conditions.

The increase in oil production this quarter has not yet been reflected in revenues, with 73 kbpd remaining in stock, which will be recognized in 3Q19.

Table 3 – cost of goods sold

						Variation (%)
R$ million	2Q19	1Q19	2Q18	1S19	1S18	2Q19 x 1Q19	2Q19 x 2Q18	1H19 x 1H18
Contracted materials and services**	(14,555)	(15,696)	(17,612)	(30,251)	(29,147)	(7.3)	(17.4)	3.8
Depreciation, depletion and amortization*	(11,826)	(11,831)	(10,205)	(23,657)	(20,161)	(0.0)	15.9	17.3
Government participation	(10,216)	(9,038)	(10,935)	(19,254)	(18,958)	13.0	(6.6)	1.6
Contracted materials and services	(2,495)	(6,293)	(2,598)	(8,788)	(8,372)	(60.4)	(4.0)	5.0
Personnel expenses	(3,266)	(3,164)	(3,170)	(6,430)	(6,200)	3.2	3.0	3.7
Total	(42,358)	(46,022)	(44,520)	(88,380)	(82,838)	(8.0)	(4.9)	6.7

Cost of goods sold totaled R$ 42.4 billion in 2Q19, a decrease of R$ 3.7 billion over 1Q19. As in revenues, the increase in production was not reflected in results, leading to lower participation of Brazilian oil in the sales of products, alongside ongoing exports, contributing to lower costs with materials.

Additionally, there was a reduction related to the conclusion of divestments of international units (Pasadena and Paraguay), in the amount of R$ 1.7 billion. We also had lower natural gas import costs (R$ 1.2 billion), due to lower volumes and optimization of supply costs due to the higher share of LNG at lower costs in the sales mix.

On the other hand, the increase in international prices of commodities and the depreciation of the brazilian real resulted in higher expenses with production taxes of approximately R$ 1.2 billion.

Table 4 - Operating expenses

						Variation (%)
R$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19X 1Q19	2Q19 X 2Q18	1H19 x 1H18
Sales, General and Administrative Expenses	(5,862)	(5,528)	(5,997)	(11,390)	(11,370)	6.0	(2.3)	0.2
Sales	(3,668)	(3,401)	(3,989)	(7,069)	(7,410)	7.9	(8.0)	(4.6)
Materials, services, rentals and other	(2,903)	(2,585)	(2,744)	(5,488)	(5,388)	12.3	5.8	1.9
Depreciation, depletion and amortization	(557)	(511)	(126)	(1,068)	(311)	9.0	342.1	243.4
Expected credit losses	8	(111)	(931)	(103)	(1,353)	(107.2)	(100.9)	(92.4)
Personnel expenses	(216)	(194)	(188)	(410)	(358)	11.3	14.9	14.5
General and administrative	(2,194)	(2,127)	(2,008)	(4,321)	(3,960)	3.1	9.3	9.1
Personnel expenses	(1,407)	(1,389)	(1,319)	(2,796)	(2,556)	1.3	6.7	9.4
Materials, services, rentals and other	(599)	(576)	(614)	(1,175)	(1,212)	4.0	(2.4)	(3.1)
Depreciation, depletion and amortization	(188)	(162)	(75)	(350)	(192)	16.0	150.7	82.3
Exploratory costs for gas oil extraction	(394)	(654)	(584)	(1,048)	(1,026)	(39.8)	(32.5)	2.1
Costs with research and technological development	(572)	(519)	(592)	(1,091)	(1,086)	10.2	(3.4)	0.5
Taxes	(260)	(352)	(338)	(612)	(791)	(26.1)	(23.1)	(22.6)
Other (expenses) revenues	15,645	(4,249)	(6,277)	11,396	(7,420)	(468.2)	(349.2)	(253.6)
Total	8,557	(11,302)	(13,788)	(2,745)	(21,693)	(175)	(162.1)	(87.3)

* Beginning in 2019, the company adopted IFRS 16 prospectively and had impacts on depreciation. For additional information, see chapter Impacts of IFRS 16 on page 13.

** Includes short-term leases (term of 12 months or less) and inventory changes.

Selling, general and administrative expenses totaled R$ 5.9 billion in 2Q19, an increase of 6.0% over 1Q19, mainly due to the increase in logistics expenses for the use of TAG (R$ 248 million), considering that Petrobras started to pay for the use of the pipelines after the sale of 90% of its stake in June, and higher personnel expenses due to the payment of variable remuneration and vacation in the 2Q19.

Exploration expenses for oil and gas extraction in 2Q19 were R$ 394 million, a decrease of R$ 260 million compared to 1Q19, due to lower expenses with dry wells.

Operating revenue totaled R$ 8.6 billion in 2Q19 against an operating expense of R$ 11.3 billion in 1Q19. This result reflects the capital gain of R$ 21.4 billion from the TAG sale, as well as the lower provision for losses on lawsuits of R$ 514 million and the R$ 309 million gain from the Car Wash operation. The sale of assets of Pampo and Enchova cluster and Baúna field for a total of US$ 1.5 billion allowed the reversal of previous impairments of R$ 1.9 billion.

Below we present details on 2Q19 impairments:

Table 5 - Impairments

Assets	Impairment	Details
E&P Brazil production fields in disposal process	1,936

After approval of the sale of Pampo and Enchova (10 concessions), the recoverability of the carrying amount of these assets was tested considering the net fair value of selling expenses, resulting in a reversal of loss.

Comperj	(914)	Investments with environmental licensing, resulting from conduct adjustment agreement to terminate the public civil actions that questions the environmental licensing of COMPERJ
Drillship NS-30 (Vitória 10.000)	(683)	After approving the sale of the asset, the difference between the expected sale value and the book value of the asset was determined.
Parque das Baleias	(428)	Review of the composition of the Parque das Baleias pole, excluding the Cachalote and Pirambu Fields, which were individually tested.
Others	(18)
Total	(107)

Impairment tests were carried out in 2Q19, motivated by the approval of the sale of the assets of Pampo and Enchova cluster and the drillship NS-30. In the first case, the net fair value of the sales expenses was considered, resulting in a reversion of impairment. In the second case, the impairment occurred as a result of the difference between the asset’s sale expected value and its book value.

Regarding Comperj, given that there is no expectation of future cash flows that return the respective investments, additional losses were recognized. In this quarter, the impairment amount was higher due to the signing of a conduct adjustment agreement to terminate public civil actions that challenge the compliance with the conditions in Comperj's environmental licensing process.

Finally, there was a revision in the composition of the Parque das Baleias cluster. The Cachalote and Pirambu fields were excluded and started to be individually tested, leading to the recognition of impairment losses.

The non-scheduled maintenance of P-25 (Albacora) and FPSO Cidade de Mangaratiba (Lula) and the idleness of P-37 and P-33 (Marlim) increased expenses in US$ 65 million in 2Q19.

Adjusted EBITDA

In 2Q19 consolidated Adjusted EBITDA reached R$ 32.7 billion, up 19% from R$ 27.5 billion in 1Q19, due to Brent increase and the appreciation of the dollar against the brazilian real - which resulted in higher oil products prices - from inventories formed at lower costs in the previous period, higher diesel sales volume and better margins for gasoline, naphtha and natural gas.

The adjusted EBITDA E&P in US$/boe growth has been consistently improving because of the higher share of pre-salt in our total production, which has: (i) higher margin, due to better oil quality as it is lighter compared to other oils available in Brazil and therefore has a lower discount compared to Brent; and (ii) lower lifting cost, considering the higher productivity of the fields.

The consistent improvement in the index can be seen by its analysis of Brent over the years. In all periods analyzed, the index's growth rate exceeded that of brent (2017, 2018 and 2Q19) or, in cases where brent declined, the index showed a slight increase (2016) or a decrease proportionally smaller than the brent's fall (1Q19). Looking at the whole period (2015 x 2Q19), the Adjusted EBITDA E&P US$/boe ratio increased 128%, while the brent increased 22% in the same period.

Regarding the Adjusted EBITDA Refining index of US$/bbl, the behavior is the opposite of the E&P. In 2016 with a lower Brent price we had higher margins and therefore better index. However from this year the competitive environment increased with new entrants and consequent loss of market share. Therefore, with the objective to maximize results, it was necessary to compress margins which resulted in the drop of the index. In the same period, there was an increase in Brent, which also contributed to the margin decrease.

Table 6 - Financial results*

						Variation (%)
R$ milhões	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	1H19 X 1H18
Financial income	1,303	969	4,204	2,272	5,228	34.4	(69.0)	(56.5)
Revenue from financial investments and government securities	449	472	540	921	1,000	(4.9)	(16.9)	(7.9)
Negative goodwill on the repurchase of debt securities	5	7	874	12	874	(28.6)	(99.4)	(98.6)
Gains from signed agreements (electric sector)	314	−	2,068	314	2,068	-	(84.8)	(84.8)
Others	535	490	722	1,025	1,286	9.2	(25.9)	(20.3)
Financial expenses	(6,240)	(6,695)	(5,263)	(12,935)	(11,019)	6.8	(18.6)	(17.4)
Expenses with financing	(4,836)	(4,950)	(5,573)	(9,786)	(10,783)	2.3	13.2	9.2
Expenses with merchant leases - IFRS 16*	(1,773)	(1,253)	(6)	(3,026)	(18)	(41.5)	(29450.0)	(16711.1)
Goodwill on repurchase of debt securities	(2)	(692)	(667)	(694)	(2,027)	99.7	99.7	65.8
Capitalized financial charges	1,362	1,302	1,770	2,664	3,383	4.6	(23.1)	(21.3)
Financial update of dismantling provision	(791)	(786)	(597)	(1,577)	(1,191)	(0.6)	(32.5)	(32.4)
Others	(200)	(316)	(190)	(516)	(383)	36.7	(5.3)	(34.7)
Monetary and exchange variations, net	(3,639)	(2,693)	(1,885)	(6,332)	(4,346)	(35.2)	(93.0)	(45.7)
Exchange rate variations	(791)	(72)	872	(863)	846	(998.6)	(190.7)	(202.0)
Reclassification of hedge accounting	(2,900)	(2,847)	(2,847)	(5,747)	(5,507)	(1.9)	(1.9)	(4.4)
Others	52	226	90	278	315	(77.0)	(42.2)	(11.7)
Total	(8,576)	(8,419)	(2,944)	(16,995)	(10,137)	(1.9)	(191.3)	(67.7)

In 2Q19, the net financial result was negative by R$ 8.6 billion, slightly worse than the R$ 8.4 billion in 1Q19, mainly due to the depreciation of the dollar against the euro debt and the appreciation of the dollar against the debt in pound. Monetary and exchange variations reduced earnings by R$ 3.6 billion, against a reduction of R$ 2.7 billion in 1Q19.

Financial income reached R$ 1.3 billion in the 2Q19, an increase of 34.4% over 1Q19, mainly due to the recognition of gains on agreements related to electricity sector receivables - Eletrobras System signed in 2018. Financial expenses decreased by 6.8% compare dto 1Q19, mainly due to lower financing expenses - as a result of our deleveraging efforts - and lower repurchase costs of debt securities in the capital markets.

Net profit attributable to Petrobras’ shareholders

Net income in 2Q19 reached R$ 18.9 billion - equivalent to R$ 1.43 per share and 4.7 times the result of 1Q19 - because of the gain of TAG sale, partially offset by the higher negative exchange rate variations and higher income tax and social contribution expenses due to higher income and write-off of deferred tax assets on portion of judicial provision.

Recurring net income to shareholders of Petrobras and recurring adjusted EBITDA

Net income excluding the impact of non-recurring items was R$ 5,2 billion and adjusted EBITDA R$ 33.4 billion. Non-recurring items in net income totaled R$ 20.8 billion before taxes, notably: (i) gains from asset sales (R$ 21.2 billion), (ii) contingency losses (R$ 680 million) ), (iii) PIDV (R$ 336 million). Adjusted EBITDA was mainly impacted by losses with judicial contingencies in the amount of R$ 680 million.

* Beginning in 2019, the company adopted IFRS 16 prospectively and brought impacts on interest expense depreciation. For additional information, see the IFRS 16 Impacts chapter on page 13.

Table 7 – Non-recurring items

						Variation (%)
R$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	1H19 X 1H18
Net profit	19,352	4,240	9,691	23,592	16,816	356.4	99.7	40.3
Non-recurring items	20,771	(889)	(1,360)	19,882	1,275	2,436.4	1,627.3	1,459.4
Non-recurring items that do not affect Adjusted EBITDA	21,526	540	(352)	22,066	2,745	3,886.3	6,215.3	703.9
Impairment of assets and investments	(131)	36	204	(95)	140	(463.9)	(164.2)	(167.9)
Realization of cumulative translation adjustments - CTA	−	(127)	−	(127)	−	(100.0)	-	-
Income from disposal and disposal of assets	21,200	689	(1,147)	21,889	2,113	2,976.9	1,948.3	935.9
Effect of exchange variation on relevant contingencies in foreign currency	143	(58)	(1,477)	85	(1,576)	346.6	109.7	105.4
Agreements signed for the electricity sector*	314	−	2,068	314	2,068	-	(84.8)	(84.8)
Other non-recurring items	(754)	(1,430)	(1,008)	(2,184)	(1,470)	47.3	25.2	(48.6)
PIDV	(336)	1	4	(335)	4	(33,700.0)	(8,500.0)	(8,475.0)
Careers and remuneration plan	(3)	(2)	−	(5)	−	(50.0)	-	-
Reimbursement of values - Operation Lava Jet	309	−	−	309	1	-	-	30,800.0
State Amnesties Programs	−	−	(45)	−	(125)	-	(100.0)	(100.0)
Expected credit losses related to the electricity sector	(10)	(55)	(967)	(65)	(1,375)	81.8	99.0	95.3
(Losses) / Gains with contingencies	(680)	(1,374)	−	(2,054)	(261)	50.5	-	(687.0)
Equalization of expenses - AIP	(34)	−	−	(34)	−	-	-	-
Revenue with a contractual penalty for the non-liquidation of the sale of Liquigás	−	−	−	−	286	-	-	-
Net effect of special items on IR / CSLL	(7,062)	259	462	(6,803)	(434)	(2,826.6)	(1,628.6)	(1,467.5)
Recurring Net Income	5,643	4,870	10,589	10,513	15,975	15.9	(46.7)	(34.2)
Petrobras Shareholders - continuing operations	5,157	4,661	10,970	9,815	16,192	10.6	(53.0)	(39.4)
Non-controlling shareholders - continuing operations	486	209	(381)	698	(217)	132.5	227.6	421.7
IFRS 16 effects	(688)	(711)	−	(1,399)	−	3.2	-	-

Adjusted EBITDA	32,651	27,487	30,067	60,138	55,835	18.8	8.6	7.7
Non-recurring Items	(754)	(1,430)	(1,008)	(2,184)	(1,470)	47.3	25.2	(48.6)
Recurring Adjusted EBITDA	33,405	28,917	31,075	62,322	57,305	15.5	7.5	8.8
IFRS 16 effects	4,475	3,727	−	8,202	−	20.1	-	-

In Management's judgment, the special items presented above, although related to the company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods, and are disclosed when relevant.

*	Registered in the financial results.

Adoption of IFRS 16

The table below shows the impacts on the main lines of the Balance Sheet, Statement of Income and Cash Flow.

Table 8 – Impacts of IFRS 16

R$ million	Disclosed on 06.30.2019	Effects of the adoption of IFRS 16	Balance without effects of IFRS 16 at 06.30.2019

Balance Sheet
Active	965,248	93,653	871,595
Passive	965,248	93,653	871,595

Statement of Income
Gross profit	55,043	617	54,426
Operational expenses	(2,745)	290	(3,035)
Operating income (loss)	52,298	906	51,392
Net financial result	(16,995)	(3,026)	(13,969)
Income (loss) before taxes	36,268	(2,120)	38,388
Income tax and social contribution	(13,455)	721	(14,176)
Net income (loss) from continuing operations	22,813	(1,399)	24,212
Net income (loss) from discontinued operations	779	−	779
Net income (loss)	23,592	(1,399)	24,991

Statement of Cash Flow
Operational activity	37,292	6,591	30,701
Investing Activities	26,734	2,052	24,682
Financing activities	(49,769)	(8,643)	(41,126)
Cash and cash equivalents at end of period	65,938	−	65,938

Net debt	320,654	97,015	223,639
Adjusted EBITDA excluding IFRS16	60,138	8,202	51,936
LTM Adjusted EBITDA	119,155	8,202	110,953
Net Debt / LTM Adjusted EBITDA	2.69	0.68	2.02

The adoption of IFRS 16 does not alter Petrobras' deleveraging strategy, maintaining the goal of reducing the net debt / adjusted EBITDA ratio to 1.5x by 2020.

Investments***

The investment amounts (CAPEX) consider acquisition of property, plant and equipment, including leasing, intangible assets, investments in subsidiaries and affiliates, geology and geophysics expenses, research and development expenses and pre-operating expenses. To CAPEX presented in this session of the report, international accounting standard IFRS16 - is not applicable. The table below shows investments based on an accrual perspective.

Table 9 - Investments

US$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	1H19 x 1H18
Exploration and Production	2,112	1,976	2,695	4,088	5,452	6.9	(21.6)	(25.0)
Refining	316	236	258	552	440	33.9	22.5	25.5
Gas and Energy	87	70	106	157	171	24.3	(17.9)	(8.2)
Distribution*	34	36	31	70	57	(5.6)	9.7	22.8
Others	38	37	48	75	85	2.7	(20.8)	(11.8)
Total	2,587	2,355	3,138	4,942	6,205	9.9	(17.6)	(20.4)

In 2Q19, investments totaled US$ 2.6 billion, 76% of which corresponded to capital investments and 24% to current investments.

In the Exploration and Production segment, investments totaled US$ 2.1 billion in 2Q19, up 6.9% over 1Q19, and were mainly focused on: (i) the development of new pre-salt oilfield production from the Santos Basin; (ii) maintaining production in mature fields; and (iii) improving the operational efficiency of the new platforms.

As we did with production target - in order to keep our commitment to transparency and respect for investors, always looking for transparency and focusing on better management of our cash – we revised 2019’s capex target to a range from US$ 10 billion to US$ 11 billion as detailed below. The new projection reflects project postponements, optimizations and the exclusion of equalizations. It is noteworthy that capex target does not include the amount referring to bonus payments of upcoming bid rounds.

US$ billion

- Equalizations (US $ 1 billion): premise is no longer considered in the calculation of investments the payment of equalizations related to the unitization of fields.

- Foreign Exchange (US $ 900 million): impact of exchange variation, considering the exchange rate of R$ 3.85 instead of R$ 3.64.

- Postponements (US$ 1.7 billion):

a) drilling, completion and offloading activities, as a result of new technical specifications

b) demobilization, inspection and re-interconnection activities of gas lines, due to reevaluations of the useful life of the pipelines;

c) scheduled stops at refineries and platforms.

* Refers to investments by BR Distribuidora. In view of the sale of BR Distribuidora, the investments of this subsidiary will be deconsolidated from the next quarter.
** Accrual basis (investments in cash view correspond to about 90% of this amount). Does not consider participation in auctions

- Optimizations (US$ 200 million): review of the need for production testing and scope adjustments of complementary projects.

- Probability analysis (US$ 1.3 billion): review of investment risk analysis. It also incorporates the forecast recovery of unrealized expenses in 1H19.

The following table presents the main information on the new oil and gas production systems for the period 2019 to 2022.

Table 10 – New Projects***

Project	Estimated Production Start-up	Platform Capacity (bbl/day)	Realized Petrobras CAPEX US$ billion	Petrobras CAPEX US$ Billion*	WI Petrobras	Status
Berbigão (P-68) Owned Unit	2019	150,000	1.4	2.6	42.5%	Project in execution phase. Production unit above 95% of physical advance. 11 drilled wells and 5 completed.
Atapu 1 (P-70) Owned Unit	2020	150,000	1.5	3.8	100%	Project in execution phase. Production unit above 95% of physical advance. 10 drilled wells and 1 completed.
Sépia 1 (FPSO Carioca) Chartered Unit	2021	180,000	0.2	3.0	100%	Project in execution phase. Production unit above 70% of physical advance. 5 drilled wells and 2 completed.
Mero 1 (FPSO Guanabara) Chartered Unit	2021	180,000	0.1	1.3	40%	Project in execution phase. Production unit above 50% of physical advance. 4 drilled wells and 1 completed.
Búzios 5 (FPSO Alm. Barroso) Chartered Unit	2022	150,000	0.1	3.1	100%	Project in phase of execution. Letter of intent signed for platform chartering in June 2019. 1 drilled well.
Mero 2 (FPSO Sepetiba) Chartered Unit	2023	180,000	0.0	1.2	40%	Project in phase of execution. Letter of intent signed for platform chartering in June 2019. 4 drilled wells and 2 completed.

* Full life CAPEX with PNG 19-23 assumptions

Portfolio Management

In 2Q19, we made strides in our portfolio management activities by concluding the sale of important assets, which contribute significantly to our deleveraging. The conclusion of the sale of 90% of TAG and 100% of the Pasadena refinery, alongside the public offering of BR Distribuidora shares in July, resulted in cash inflows of US$ 11.7 billion in the period. Also in July, we signed contracts for the sale of the Pampo and Enchova clusters and the Baúna field - non-core assets located in shallow waters - totaling US$ 1.5 billion.

These sales have contributed to a total of US$ 15.1 billion, so far in 2019, relative to signed and completed divestment transactions (with cash inflows of US$ 12.8 billion, including the transactions signed but not closed in 2018, as detailed below).

Table 11 – Concluded transactions / signed

Asset	Transaction value (US$ million)	Amount received
Maromba field	90	-
Pasadena refinery	562	467
TAG*	8,722	8,722
Tartaruga Verde field	1,294	259
Onshore fields - RN	384	29
BR Distribuidora	2,553	2,553
Pampo and Enchova cluster	851	53
Baúna field	665	50
Distribution in Paraguai	Signed in 2018	381
PO&G BV	Signed in 2018	250
Total value	15,121	12,764

We have the following divestment assets in our portfolio, as well as several projects in the structuring phase for sale, whose teasers will be launched soon.

Table 12 – Assets for sale

Teaser / Non-biding phase	Binding phase
Refining assets (RNEST, RLAM, REPAR and REFAP)	Liquigás
Onshore fields (ES and BA)	Deepwater areas (Sergipe Alagoas)
Shallow water fields (ES) Peroá and Cangoá	Onshore fileds (BA, ES, SE, RN and CE)
Breitener Energética	Shallow waters fileds (CE, SE and RN)
Mega	UFN-III and Araucária Nitrogenados

The additional sale of a stake in BR Distribuidora and the beginning of the refineries divestment process are among the main actions established in the Resilience Plan and in the new guidelines for our portfolio management. Petrobras reinforces the importance of portfolio management with a focus in the assets in which we are the natural owners, in order to improve our capital allocation, enable debt and cost of capital reduction, and the consequent increase in value generation for our shareholders.

* US$ 800 million refers to the payment of a TAG debt to BNDES.

Table 13 - Liquidity and Capital Resources

R$ million	2Q19	1Q19	2Q18	1H19	1H18
Adjusted cash and cash equivalents at the beginning of period	40,846	58,052	70,267	58,052	80,731
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(4,370)	4,198	3,905	4,198	6,237
Cash and cash equivalents at the beginning of period	36,476	53,854	66,362	53,854	74,494
Cash generation from operting activities	20,500	17,749	25,595	38,249	47,813
Continuing operating activities	20,626	16,665	25,221	37,291	46,810
Operating Activities of Discontinued Operations	(126)	1,084	374	958	1,003
Resources used in investing activities	31,030	(4,494)	61	26,536	932
Continuing operations investing activities	31,173	(4,439)	127	26,734	836
Investments in business areas	(8,059)	(5,946)	(10,079)	(14,005)	(19,948)
Asset sales receipt (divestments)	34,512	1,176	9,377	35,688	16,878
Dividends Received	2,754	429	957	3,183	1,673
Investments in securities	1,966	(98)	(128)	1,868	2,233
Investment activities of discontinued operations	(144)	(54)	(66)	(198)	96
(=) Cash From Operating and Investing Activities	51,530	13,255	25,656	64,785	48,745
Net resources used for financing activities of continuing activities	(19,735)	(30,034)	(35,218)	(49,769)	(65,768)
Net Financing	(9,971)	(26,518)	(34,138)	(36,489)	(64,576)
Proceeds from long-term financing	1,914	15,968	7,883	17,882	27,155
Amortizations	(11,885)	(42,486)	(42,021)	(54,371)	(91,731)
Amortizations and leases	(5,366)	(3,277)	−	(8,643)	−
Dividends paid to Petrobras shareholders	(3,944)	−	(595)	(3,944)	(595)
Dividends paid to non-controlling shareholders	(336)	(1)	(308)	(337)	(308)
Non-controlling interest	(118)	(238)	(177)	(356)	(289)
Financing activities of discontinued operations	(1,694)	(238)	(61)	(1,932)	(230)
Net funds generated (used) by financing activities	(21,430)	(30,271)	(35,279)	(51,701)	(65,998)
Exchange rate effect on cash and cash equivalents	(19,735)	(30,034)	(35,218)	(49,769)	(65,768)
Cash and cash equivalents at end of period	65,937	36,476	65,536	65,937	65,536
Federal government bonds and time deposits over 3 months at period end	2,456	4,370	4,060	2,456	4,060
Adjusted cash at end of period	68,393	40,846	69,596	68,393	69,596
Free Cash Flow Reconciliation
Cash generation from operating activities	20,500	17,749	25,595	38,249	47,813
Investments in business areas	(8,059)	(5,946)	(10,079)	(14,005)	(19,948)
Leases related to investments*	(1,167)	(885)	0	(2,052)	0
Free cash flow	11,274	10,918	15,516	22,192	27,865

As of June 30, 2019, cash and cash equivalents totaled R$ 65.9 billion and adjusted cash and cash equivalents totaled R$ 68.4 billion. 2Q19 was marked by the inflow of funds from operating cash generation of R$ 20.5 billion, funding of R$ 1.9 billion and receipts of R$ 34.5 billion from the sale of assets. These funds were intended for debt prepayments, principal and interest repayments due in the period and capex in the business areas.

In line with the resilience plan, we are working to release capital from excess cash, enabling the reallocation to more productive uses. Nonetheless, cash and cash equivalents closed the quarter above the desired threshold as we did not have time to deploy the proceeds from TAG’s sale, received in mid-June.

In addition, the Company settled several loans and financing, including: (a) the repurchase and / or redemption of R$ 1.5 billion (US$ 0.4 billion) of securities in the international capital market; (b) the prepayment of R$ 5.6 billion in domestic and international banking loans; and (c) prepayment of R$ 1 billion in financing from BNDES.

* With the adoption of IFRS 16, leases that impacted the Investment activity were reclassified to the Financing activity.

Conciliation EBITDA x OCF X FCF X FCFEE

Adjusted EBITDA reached R$ 32.7 billion in 2Q19, mainly due to the increase in Brent and the appreciation of the dollar against the brazilian real. Considering the cash effects not captured in EBITDA such as payment of the Parque das Baleias unification agreement, the payment related to arbitration filed by Vantage and judicial deposits, operating cash flow reached R$ 20.5 billion.

Investments in the company's business totaled  R$ 9.2 billion in 2Q19, 82% of which were allocated to exploration and production. These factors resulted in a positive Free Cash Flow of R$ 11.3 billion in 2Q19.

Consolidated debt

Our priority is to build a solid balance sheet with a low risk debt portfolio, characterized by low leverage, high interest coverage, long maturity and low costs.

In this regard, gross debt fell 4% to US$ 76 billion on June 30, 2019, with an average maturity of 10.25 years and  average costs of 6.0% per year. Leverage, as measured by Net Debt / (Net Debt + Market cap) reached 46% on June 30, 2019, versus 49% in June 30, 2019.

Net debt declined from US$ 96 billion in 1Q19 to US$ 84 billion in 2Q19, mainly due to the increase in our cash position which reached US$ 17 billion on June 30, 2019, reflecting a solid cash generation and cash inflows from TAG’s sale.

Deleveraging is a priority for Petrobras, whose goal is to reduce the net debt / adjusted EBITDA ratio to 1.5x by 2020, including the effects of IFRS16. As of June 30, 2019, the net debt/adjusted EBITDA ratio was 2.69x considering the effects of IFRS16, a significant reduction compared to 3.19x, the result achieved on March 31, 2019.

The portion of USD-denominated debt rose from 76% at March, 31st, 2019 to 80% in June, while the portion in Brazilian reais fell from 17% to 14%.

Table 14 – Debt indicators

US$ millions	06.30.2019	03.31.2019	Δ %	06.30.2018
Gross Debt (without IFRS16)	75,527	78,810	(4.2)	91,516
Banking Market	40,584	42,023	(3.4)	45,287
Capital Markets	28,479	29,993	(5.0)	37,566
Development banks	2,163	2,882	(24.9)	4,238
Export Credit Agencies	4,049	3,658	10.7	4,123
Related parties	−	−	-	−
Others	252	254	(0.8)	302
Finance leases (IFRS 16)	25,502	27,197	(6.2)	196
Gross debt ( with IFRS 16)	101,029	106,007	(4.7)	91,712
Adjusted cash and cash equivalents	17,355	10,482	65.6	18,050
Net debt	83,674	95,525	(12.4)	73,662
Net debt (without IFRS)	58,172	68,328	0.9	73,466
Net Debt/(Net Debt + market cap) - Leverage	46%	49%	(6.1)	54%
Average interest rate (%)	6.0	6.0	−	6.2
Duration (years)	10.25	9.42	8.8	9.11
Net debt/Adjusted EBITDA ratio	2.71	3.10	(12.6)	2.79
Gross debt/Adjusted EBITDA ratio	3.28	3.44	(4.6)	3.48
R$ million
Gross Debt (without IFRS16)	289,432	307,099	(5.8)	352,870
Finance Lease (IFRS 16)	97,730	105,979	(7.8)	759
Adjusted cash and cash equivalents	66,508	40,846	62.8	69,596
Net Debt	320,654	372,232	(13.9)	284,033
Net Debt (without IFRS16)	222,924	266,253	(16,3)	283,274
Net debt/Adjusted EBITDA ratio	2.69	3.19	(15.7)	3.20

RESULTS BY SEGMENT

Table 15 - EXPLORATION and PRODUCTION

						Variation (%)
R$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	2Q19 X 2Q18
Sales revenues	49,649	42,898	48,250	92,547	88,958	15.7	2.9	4.0
Gross profit	22,878	17,258	20,835	40,136	37,455	32.6	9.8	7.2
Operating expenses	(2,213)	(2,108)	(3,297)	(4,321)	(2,447)	(5.0)	32.9	(76.6)
Operating income (loss)	20,665	15,150	17,538	35,815	35,008	36.4	17.8	2.3
Net income (loss) attributable to the shareholders of Petrobras	13,789	10,138	11,592	23,927	23,128	36.0	19.0	3.5
Adjusted EBITDA of the segment	31,523	25,475	26,856	56,998	49,515	23.7	17.4	15.1
EBITDA margin of the segment (%)	63	59	56	62	56	6.9	14.1	10.6
Average Brent crude (US$/bbl)	68.82	63.20	74.35	66.01	70.55	8.9	(7.4)	(6.4)
Sales price - Brazil
Crude oil (US$/bbl)	64.79	59.05	67.75	62.01	64.99	9.7	(4.4)	(4.6)
Lifting cost - Brazil (US$/boe)*
excluding production taxes	10.43	10.44	10.68	10.44	11.10	(0.1)	(2.3)	(5.9)
Onshore	19.50	20.41	18.89	19.96	20.27	(4.5)	3.2	(1.5)
Shallow waters	31.64	30.80	23.44	31.19	25.79	2.7	35.0	20.9
Deep and ultra-deep post-salt	13.63	11.12	12.33	12.34	12.58	22.6	10.5	(1.9)
Pre-salt	6.03	6.79	6.60	6.39	6.65	(11.2)	(8.6)	(3.9)
including production taxes	23.17	22.73	24.43	22.96	24.01	1.9	(5.2)	(4.4)
Production taxes - Brazil	13,705	9,053	10,914	22,758	18,881	51.4	25.6	20.5
Royalties	4,722	4,095	4,658	8,817	8,365	15.3	1.4	5.4
Special participation**	8,934	4,911	6,211	13,845	10,426	81.9	43.8	32.8
Area rentals	49	47	45	96	90	4.3	8.9	6.7

In 2Q19, the lifting cost in US dolar without government participation on the pre-salt area lowerd to US$ 6 per. In the comparison between 2019 quarters, we highlight the production ramp-up of the Transfer of Rights platforms, which contributed to the reduction of the pre-salt unit indicator.

In the post-salt, there was an increase in lifting cost due to higher duration with well interventions and reduced production with platform shutdowns (P-33 and P-37), as well as a field decline.

In shallow water, the increase in lifting cost is justified by the stoppage of platforms P-9 and PNA-1.

Onshore, we had a reduction in the lifting cost in dollars, due to the reduction of expenses with cargo transportation equipment, as well as the anticipation of land well interventions in 1Q19.

In production taxes in US dollars, we highlight Brent price growth, leading to an increase in the comparison between the quarters of 2019. In unit terms, the relationship was attenuated by the production ramp up of the Transfer of Rights, which are not subject to special participation tax.

The increase in gross profit results from higher production and Brent and exchange rates, partially offset by higher spending on production taxes. Operating income also increased, mainly due to the net effect of impairments in the period: reversal of fields in the process of disposal in Campos Basin, partially offset by losses of the derillship Vitória 10,000 offered for sale and in Parque das Baleias.

Despite the positive results, we decided to revise our 2019 production guidance to 2.7 million barrels of oil equivalent per day (2.1 million barrels per day of oil production), with a variation of +/- 2.5%. In the semester comparison, our production of equivalent oil decreased from 2,670 to 2,586 Mboed due to the effect of sales of producing assets, which totaled 82 Mboed and the 9.6% production decline in the last 12 months (255 Mboed), offset by a 13% increase in pre-salt production as a result of increased production from newly installed platforms. We are confident in the new goal, as we are solving the problems, which are especially related to the commissioning of gas systems on Búzios field platforms. This review will also bring adjustments to the projected production curve for the horizon of our business plan, which is under preparation and will be announced next December.

Our production will present solid growth in the future - always ensuring our maximum value, the safety of people - as a result of increased pre-salt production capacity and efforts to reduce the decline in the Campos Basin.

* In 2019, seeking to preserve temporal comparability, the management indicator lifting cost remains considering the leases in its composition, that is, preserving the criteria prior to the adoption of IFRS 16.

** The R$ 8.9 billion special interest amount in 2Q19 includes R$ 3.5 billion related to the unification of the Parque das Baleias, whose agreement was signed in Apr19.

Table 16 - Refining

						Variation (%)
R$ millions	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	1H19 X 1H18
Sales revenues	65,399	60,803	65,431	126,202	120,760	7.6	−	4.5
Gross profit	6,078	4,636	9,185	10,714	15,357	31.1	(33.8)	(30.2)
Operating expenses	(4,640)	(2,333)	(1,953)	(6,973)	(4,321)	(98.9)	(137.6)	61.4
Operating Income (Loss)	1,438	2,303	7,232	3,741	11,036	(37.6)	(80.1)	(66.1)
Profit (Loss) - Petrobras Shareholders	1,122	1,905	5,259	3,027	8,315	(41.1)	(78.7)	(63.6)
Segment Adjusted EBITDA	4,760	4,752	8,843	9,512	14,703	0.2	(46.2)	(35.3)
Segment EBITDA margin (%)	7%	8%	14%	8%	12%	(6.9)	(46.1)	(38.1)
Cost of refining (US$ / barrel) - Brazil	2.58	2.59	2.36	2.59	2.64	(0.4)	9.3	(1.9)
Cost of refining (R$ / barrel) - Brazil	10.14	9.74	8.57	9.94	9.05	4.1	18.3	9.8
Basic oil products price - Internal Market (R$ / bbl)	307.87	277.82	292.33	292.97	274.91	10.8	5.3	6.6

In the 2Q19 the improvement in gross profit is mainly due to the inventory turnover effect. Inventory realization took place at prices below the input replacement prices, resulting in gains in the 2Q19. This effect on the second quarter results was higher than the previous quarter, due to Brent's increase since Dec/18. The lower margins of diesel and LPG, following the crack spread in the international market, were offset by the improvement in gasoline crack spread and higher volume of diesel sold in Brazil.

Refining unit cost in brazilian reais increased impacted by higher personnel expenses because of the reduction in appropriated personnel costs in 1Q19 due to the vacation concentration in the period and the increase in overtime expenses in 2Q.

Operating profit declined due to higher Comperj impairment expenses and tax lawsuits.

In order to reduce contingency risks, in 2Q19 we recognized expenses in the amount of R$ 1.2 billion to close tax and environmental disputes that totaled a potential exposure of R$ 6.4 billion. Expenses with lawsuits are related to adherence to the ICMS amnesty program in the states of Bahia and Ceará (expense of R$ 367 million for an exposure of R$ 1.8 billion) and environmental expenses refer to compliance with conditions for Comperj's environmental licensing (R$ 814 million expense for a R$ 4.6 billion exposure).

In order to develop new markets, adding even more value to our oil, we inaugurated a tanking facility in the port of Qingdao, in the Chinese province of Shandong. As China now accounts for about 75% of our oil exports, we expect this movement to be able to meet our customers' needs as efficiently and profitably as possible. The same logic applies to bunker and fuel oil exports, which increased in 2Q19 as a result of expectations related to IMO2020. In addition to producing low sulfur oil streams and, therefore, within the new requirements, we are working to increase our export capacity and in 2Q19 we performed production tests at our refineries which already total around 30,000 barrels per day of bunker that meet to IMO 2020 specifications, exceeding initially projected levels.

Table 17 – Gas and Power

						Variation (%)
R$ millions	2Q19	1Q19	2Q18	1H19	1H18	2Q19/ 1Q19	2Q19/ 2Q18	1H19/ 1H18
Sales revenues	10,099	12,089	10,368	22,188	19,536	(16.5)	(2.6)	13.6
Gross profit	3,815	3,419	2,719	7,234	6,047	11.6	40.3	19.6
Operating expenses	19,251	(1,882)	(2,126)	17,369	(4,685)	1,123.0	1,006.0	471.0
Operating income (loss)	23,066	1,537	593	24,603	1,362	1,400.7	3,789.7	1,706.4
Net income (loss) attributable to the shareholders of Petrobras	15,255	935	271	16,190	752	1,531.6	5,529.2	2,052.9
Adjusted EBITDA of the segment	2,279	2,233	1,297	4,512	2,613	2.1	75.7	72.7
EBITDA margin of the segment (%)	23%	18%	13%	20%	13%	4.1	10.1	7.0
Domestic sales price - natural gas (US$/bbl)	47.97	49.60	40.02	48.80	40.06	(3.0)	20.0	22.0

In the 2Q19 gross profit was higher due to better margins in natural gas and energy trading in the Free Contracting Environment (FCE).

In natural gas trading, gross margin was positively impacted by better commercial conditions in the international LNG market. These conditions led to a lower acquisition cost by reducing the imports of Bolivian natural gas to the detriment of the greater availability of regasified LNG to the market.

The best margin in FCE energy trading results from a drop in Differences Settlement Prices (DSP), reducing the settlement costs of the sale contracts at the Electric Energy Trading Chamber (EETC). On the other hand, the lower DSP value associated with the dispatch reduction had a negative impact on generation.

The higher operating income mainly reflects the impact of the sale of interest in TAG in June 2019.

The outlook for disbursement for the rest of 2019 for the use of TAG gas pipelines is R$ 2.9 billion and NTS R$ 2.4 billion.

Annex I- Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the Directors' view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and cumulative exchange effects of (CTA) reclassified to income.

In the calculation of adjusted EBITDA, the Company added, for the periods of 2018, foreign exchange gains and losses resulting from provisions for lawsuits in foreign currencies. Provisions for legal proceedings in foreign currencies consist mainly of Petrobras' share of the Class Action agreement, which ended in December 2017. Exchange gains or losses on provisions of legal proceedings are presented in Other Income and Expenses for accounting purposes, but Management does not consider them as part of the Company's current activities, as they are similar to the exchange effects presented in the Net Financial Result. No adjustments were made in the comparative periods presented, since the values were not significant.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Net Debt to Adjusted EBITDA metric established in the Business and Management Plan (BMP 2019-2023), helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 18 - Reconciliation of Adjusted EBITDA

						Variation (%)
R$ millions	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	1H19 X 1H18
Net income (loss)	19,050	3,763	9,428	22,813	16,306	406.2	102.1	39.9
Net finance income (expense)	8,576	8,419	2,944	16,995	10,137	1.9	191.3	67.7
Income taxes	11,611	1,844	4,458	13,455	8,250	529.7	160.5	63.1
Depreciation, depletion and amortization	14,696	13,876	10,856	28,572	21,807	5.9	35.4	31.0
EBITDA	53,933	27,902	27,686	81,835	56,500	93.3	94.8	44.8
Share of earnings in equity-accounted investments	(470)	(495)	(310)	(965)	(822)	5.1	(51.6)	(17.4)
Impairment losses / (reversals)	107	(26)	(177)	81	(119)	511.5	160.5	168.1
Realization of cumulative translation adjustment	−	127	−	127	−	(100.0)	-	-
Gains/ losses on disposal/ write-offs of non-current assets	(21,200)	(689)	1,147	(21,889)	(2,113)	(2,976.9)	(1,948.3)	(935.9)
Foreign exchange gains or losses on material provisions for legal proceedings	(143)	58	1,477	(85)	1,576	(346.6)	(109.7)	(105.4)
Adjusted EBITDA from continued operations	32,227	26,877	29,823	59,104	55,022	19.9	8.1	7.4
Adjusted EBITDA from discontinued operations	424	610	244	1,034	813	(30.5)	73.8	27.2
Total Adjusted EBITDA	32,651	27,487	30,067	60,138	55,835	18.8	8.6	7.7

Adjusted EBITDA margin (%)	44	38	40	41	40	15.8	10.4	2.5

Table 19 - Statement of Income Abroad

R$ million	E&P	RTM	GAS and POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales Revenues	327	63	81	2,008	-	-	2,479
Gross Profit	123	62	14	114	-	-	313
Income before finance income, participations and taxes	(862)	(184)	(10)	568	-	-	(488)
Net income (loss) attributable to the shareholders of Petrobras	(280)	(121)	28	375	-	-	2

FINANCIAL STATEMENTS

Table 20 - Income Statement - Consolidated

R$ millions	2Q19	1Q19	2Q18	1H19	1H18
Sales revenue	72,567	70,856	74,828	143,423	138,402
Cost of sales	(42,357)	(46,023)	(44,520)	(88,380)	(82,838)
Gross profit	30,210	24,833	30,308	55,043	55,564
Selling expenses	(3,668)	(3,401)	(3,989)	(7,069)	(7,410)
General and administrative expenses	(2,194)	(2,127)	(2,008)	(4,321)	(3,960)
Exploration costs	(394)	(654)	(584)	(1,048)	(1,026)
Research and development expenses	(572)	(519)	(592)	(1,091)	(1,086)
Other taxes	(260)	(352)	(338)	(612)	(791)
Other income and expenses, net	15,645	(4,249)	(6,277)	11,396	(7,420)
	8,557	(11,302)	(13,788)	(2,745)	(21,693)
Profit before financial income, interests and taxes	38,767	13,531	16,520	52,298	33,871
Finance income	1,303	969	4,204	2,272	5,228
Finance expenses	(6,240)	(6,695)	(5,263)	(12,935)	(11,019)
Foreign exchange and inflation indexation charges	(3,639)	(2,693)	(1,885)	(6,332)	(4,346)
Net finance income (loss)	(8,576)	(8,419)	(2,944)	(16,995)	(10,137)
Share of earnings in equity-accounted investments	470	495	310	965	822
Income (loss) before taxes	30,661	5,607	13,886	36,268	24,556
Income taxes	(11,611)	(1,844)	(4,458)	(13,455)	(8,250)
Income (loss) from continuing operations	19,050	3,763	9,428	22,813	16,306
Income (loss) from discontinued operations	302	477	263	779	510
Net Income (Loss)	19,352	4,240	9,691	23,592	16,816
Attributable to:	−	−	−	−	−
Petrobras Shareholders	18,866	4,031	10,072	22,897	17,033
Result from continuing operations	18,651	3,691	9,884	22,342	16,669
Result from discontinued operations	215	340	188	555	364
Non-controlling interests	486	209	(381)	695	(217)
Result from continuing operations	399	72	(456)	471	(363)
Result from discontinued operations	87	137	75	224	146
	19,352	4,240	9,691	23,592	16,816

Table 21 - Statement of Financial Position – Consolidated

ASSETS - R$ millions	06.30.2019	12.30.2018
Current assets	181.333	143.606
Cash and cash equivalents	64.052	53.854
Marketable securities	2.456	4.198
Accounts receivable, net	15.509	22.264
Inventories	34.238	34.822
Recoverable taxes	9.026	7.883
Assets classified as held for sale	37.635	7.540
Deposits linked to class action	10.982	7.287
Other current assets	7.435	5.758
Non-current assets	783.915	716.867
Long-term receivables	81.959	85.478
Trade and other receivables, net	18.808	21.281
Marketable securities	200	205
Judicial deposits	28.997	26.003
Deferred taxes	10.122	10.384
Other tax assets	13.373	13.717
Advances to suppliers	1.692	2.575
Other non-current assets	8.767	11.313
Investments	14.584	10.690
Property, plant and equipment	677.472	609.829
Intangible assets	9.900	10.870
Total assets	965.248	860.473

LIABILITIES - R$ millions	06.30.2019	12.30.2018
Current liabilities	138.346	97.068
Trade payables	21.832	24.516
Finance debt	21.823	14.207
Financial leasing	22.557	89
Taxes and contributions	16.896	14.595
Proposed dividends	1.272	4.296
Employee compensation (payroll, profit-sharing and related charges)	6.511	6.426
Pension and health plans	2.983	3.137
Provision for legal proceedings	11.352	13.493
Liabilities associated with assets held for sale	22.011	3.808
Agreement with american authorities	−	3.034
Other current liabilities	11.109	9.467
Non-current liabilities	517.484	479.862
Financial debt	267.609	311.954
Financial leasing obligations	75.173	626
Income Tax and social contribution	2.089	2.139
Deferred taxes	14.698	2.536
Pension and health plans	82.394	85.012
Provision for legal proceedings	11.424	15.202
Provision for decommisioning costs	58.595	58.637
Other non-current liabilities	5.502	3.756
Shareholders´ equity	309.418	283.543
Share capital	205.432	205.432
Profit reserves and others	98.187	71.793
Non-controlling interests	5.799	6.318
Total liabilities and shareholders´ equity	965.248	860.473

Table 22 - Statement of Cash Flows Data – Consolidated

R$ milhões	2Q19	1Q19	2Q18	1H19	1H18
Net income (loss) for the year	19,352	4,240	9,691	23,592	16,816
Adjustments for:	−	−	−	−	−
Result of discontinued operations	(302)	(477)	(263)	(779)	(510)
Pension and medical benefits (actuarial expense)	2,057	2,057	1,830	4,114	3,664
Results in equity-accounted investments	(470)	(495)	(310)	(965)	(822)
Depreciation, depletion and amortization	14,696	13,876	10,856	28,572	21,807
Impairment assets (reversal)	107	(26)	(177)	81	(119)
Inventory write-down to net realizable value	122	(154)	(5)	(32)	55
Allowance (reversals) for impairment of trade and other receivables	49	97	990	146	1,433
Exploratory expenditures write-offs	54	189	206	243	232
Gains and losses on disposals/write-offs of assets	(19,057)	(689)	1,147	(19,746)	(2,113)
Foreign exchange, indexation and finance charges	7,770	8,587	6,518	16,357	15,068
Deferred income taxes, net	7,123	(498)	349	6,625	820
Reclassification of cumulative translation adjustment and other comprehensive income	−	127	−	127	−
Revision and financial update of decommissioning areas	791	786	597	1,577	1,191
Gain on remeasurement of investment retained with loss of control	(2,143)	−	−	(2,143)	−
Decrease (Increase) in assets
Trade and other receivables, net	103	3,879	(7,177)	3,982	(5,068)
Inventories	(3,829)	1,351	(5,322)	(2,478)	(6,678)
Judicial deposits	(1,640)	(2,515)	(2,246)	(4,155)	(3,953)
Deposits linked to Class Action	143	(3,836)	(352)	(3,693)	(3,611)
Other assets	(1,632)	(1,891)	5,591	(3,523)	4,179
Increase (Decrease) in liabilities
Trade payables	(906)	(2,305)	2,649	(3,211)	1,163
Other taxes payable	4,681	(656)	4,460	4,025	6,457
Income taxes paid	(1,678)	(682)	(2,245)	(2,360)	(3,713)
Pension and medical benefits	(1,219)	(692)	(1,164)	(1,911)	(1,787)
Provision for legal proceedings	(5,115)	430	1,424	(4,685)	2,042
Salaries, holidays, charges and participations	(141)	616	1,060	475	1,585
Other liabilities	1,710	(4,654)	(2,887)	(2,944)	(1,328)
Net cash from operating activities of continuing activities	20,626	16,665	25,221	37,291	46,810
Discontinued operations activities	(126)	1,084	374	958	1,003
Net cash from operating activities	20,500	17,749	25,595	38,249	47,813
Cash flows from Investing activities
Capital expenditures	(8,022)	(5,942)	(10,004)	(13,964)	(19,851)
Investments in investees	(37)	(4)	(75)	(41)	(97)
Proceeds from disposal of assets - Divestment	34,512	1,176	9,377	35,688	16,878
Divestment (Investment) in marketable securities (*)	1,966	(98)	(128)	1,868	2,233
Dividends received (**)	2,754	429	957	3,183	1,673
Net cash used in investing activities of continuing activities	31,173	(4,439)	127	26,734	836
Investment activities from discontinued operations	(144)	(54)	(66)	(198)	96
Net resources used by investing activities	31,030	(4,494)	61	26,536	932
Cash flows from Financing activities
Investments by non-controlling interest	(118)	(238)	(177)	(356)	(289)
Financing and loans, net:	−	−	−	−	−
Proceeds from financing	1,914	15,968	7,883	17,882	27,155
Repayment of principal	(8,702)	(36,695)	(37,632)	(45,397)	(81,392)
Repayment of interest (**)	(3,183)	(5,791)	(4,388)	(8,974)	(10,339)
Rental Receipts	−	−	−	−	−
Rentals amortization	(5,366)	(3,277)	−	(8,643)	−
Dividends paid to shareholders of Petrobras	(3,944)	−	(595)	(3,944)	(595)
Dividends paid to non-controlling interests	(336)	(1)	(308)	(337)	(308)
Net resources used for financing activities of continuing activities	(19,735)	(30,034)	(35,218)	(49,769)	(65,768)
Financing activities of discontinued operations	(1,694)	(238)	(61)	(1,932)	(230)
Net funds generated (used) by financing activities	(21,430)	(30,271)	(35,279)	(51,701)	(65,998)
Effect of exchange rate changes on cash and cash equivalents	(639)	(362)	8,797	(1,001)	8,295
Net increase / (decrease) in cash and cash equivalents	29,461	(17,378)	(826)	12,083	(8,958)
Cash and cash equivalents at the beginning of the year	36,476	53,854	66,362	53,854	74,494
Cash and cash equivalents at the end of the period	65,937	36,476	65,536	65,937	65,536

SEGMENT INFORMATION

Table 23 - Consolidated Income Statement by Segment –1H19

R$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	92,547	126,202	22,188	445	2,008	−	(99,967)	143,423
Intersegments	90,765	29,334	6,736	424	−	−	(99,967)	27,292
Third parties	1,782	96,868	15,452	21	2,008	−	−	116,131
Cost of sales	(52,411)	(115,488)	(14,954)	(467)	(1,894)	−	96,834	(88,380)
Gross profit	40,136	10,714	7,234	(22)	114	−	(3,133)	55,043
Expenses	(4,321)	(6,973)	17,369	(39)	454	(9,157)	(78)	(2,745)
Selling expenses	(4)	(3,668)	(3,251)	(3)	(68)	(9)	(66)	(7,069)
General and administrative expenses	(591)	(689)	(288)	(31)	(13)	(2,709)	−	(4,321)
Exploration costs	(1,048)	−	−	−	−	−	−	(1,048)
Research and development costs	(759)	(27)	(27)	−	−	(278)	−	(1,091)
Other taxes	(109)	(137)	(93)	(8)	(4)	(261)	−	(612)
Other income and expenses net	(1,810)	(2,452)	21,028	3	539	(5,900)	(12)	11,396
Operating income (loss)	35,815	3,741	24,603	(61)	568	(9,157)	(3,211)	52,298
Net finance income (expense)	−	−	−	−	−	(16,995)	−	(16,995)
Share of earnings in equity-accounted investments	280	535	169	(20)	−	1	−	965
Income (loss) before income taxes	36,095	4,276	24,772	(81)	568	(26,151)	(3,211)	36,268
Income taxes	(12,177)	(1,272)	(8,365)	20	(193)	7,441	1,091	(13,455)
Net income (loss) from continuing operations	23,918	3,004	16,407	(61)	375	(18,710)	(2,120)	22,813
Result with discontinued operations	−	−	30	−	625	124	−	779
Net income (loss) from discontinued operations	−	−	30	−	625	124	−	779
Net income (loss)	23,918	3,004	16,437	(61)	1,000	(18,586)	(2,120)	23,592
Net income (loss) attributable to:
Shareholders of Petrobras	23,927	3,027	16,190	(61)	820	(18,886)	(2,120)	22,897
Net income from continuing operations	23,927	3,027	16,169	(61)	375	(18,975)	(2,120)	22,342
Net income from discontinued operations	−	−	21	−	445	89	−	555
Non-controlling interests	(9)	(23)	247	−	180	300	−	695
Net income from continuing operations	(9)	(23)	238	−	−	265	−	471
Net income from discontinued operations	−	−	9	−	180	35	−	224
	23,918	3,004	16,437	(61)	1,000	(18,586)	(2,120)	23,592

Table 24 - Consolidated Income Statement by Segment – 1H18

R$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	88,958	120,760	19,536	434	2,528	−	(93,814)	138,402
Intersegments	85,377	26,816	6,202	403	(48)	−	(93,814)	24,936
Third parties	3,581	93,944	13,334	31	2,576	−	−	113,466
Cost of sales	(51,503)	(105,403)	(13,489)	(404)	(2,342)	−	90,303	(82,838)
Gross profit	37,455	15,357	6,047	30	186	−	(3,511)	55,564
Expenses	(2,447)	(4,321)	(4,685)	(39)	(126)	(10,003)	(72)	(21,693)
Selling expenses	(141)	(2,915)	(3,649)	(3)	(117)	(535)	(50)	(7,410)
General and administrative expenses	(456)	(689)	(232)	(34)	(22)	(2,525)	(2)	(3,960)
Exploration costs	(1,026)	−	−	−	−	−	−	(1,026)
Research and development costs	(758)	(19)	(33)	−	1	(277)	−	(1,086)
Other taxes	(192)	(205)	(85)	(8)	(4)	(297)	−	(791)
Other income and expenses net	126	(493)	(686)	6	16	(6,369)	(20)	(7,420)
Operating income (loss)	35,008	11,036	1,362	(9)	60	(10,003)	(3,583)	33,871
Net finance income (expense)	−	−	−	−	−	(10,137)	−	(10,137)
Share of earnings in equity-accounted investments	13	747	90	(32)	1	3	−	822
Income (loss) before income taxes	35,021	11,783	1,452	(41)	61	(20,137)	(3,583)	24,556
Income taxes	(11,903)	(3,752)	(463)	3	(21)	6,667	1,219	(8,250)
Net income (loss) from continuing operations	23,118	8,031	989	(38)	40	(13,470)	(2,364)	16,306
Result with discontinued operations	−	−	27	−	495	(12)	−	510
Net income (loss) from discontinued operations	−	−	27	−	495	(12)	−	510
Net income (loss)	23,118	8,031	1,016	(38)	535	(13,482)	(2,364)	16,816
Net income (loss) attributable to:
Shareholders of Petrobras	23,128	8,315	752	(38)	393	(13,153)	(2,364)	17,033
Net income from continuing operations	23,128	8,315	725	(38)	44	(13,141)	(2,364)	16,669
Net income from discontinued operations	−	−	27	−	349	(12)	−	364
Non-controlling interests	(10)	(284)	264	−	142	(329)	−	(217)
Net income from continuing operations	(10)	(284)	264	−	(4)	(329)	−	(363)
Net income from discontinued operations	−	−	−	−	146	−	−	146
	23,118	8,031	1,016	(38)	535	(13,482)	(2,364)	16,816

Table 25 - Consolidated Income Statement by Segment –2Q19

R$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	49,649	65,399	10,099	216	875	−	(53,671)	72,567
Intersegments	49,114	15,441	3,240	208	30	−	(53,671)	14,362
Third parties	535	49,958	6,859	8	845	−	−	58,205
Cost of sales	(26,771)	(59,321)	(6,284)	(234)	(838)	−	51,091	(42,357)
Gross profit	22,878	6,078	3,815	(18)	37	−	(2,580)	30,210
Expenses	(2,213)	(4,640)	19,251	(22)	(29)	(3,746)	(44)	8,557
Selling expenses	(3)	(1,919)	(1,678)	(2)	(23)	(3)	(40)	(3,668)
General and administrative expenses	(324)	(367)	(154)	(16)	(6)	(1,327)	−	(2,194)
Exploration costs	(394)	−	−	−	−	−	−	(394)
Research and development costs	(407)	(13)	(7)	−	−	(145)	−	(572)
Other taxes	(31)	(55)	(32)	(4)	(2)	(136)	−	(260)
Impairment	−	−	−	−	−	−	−	−
Other income and expenses net	(1,054)	(2,286)	21,122	−	2	(2,135)	(4)	15,645
Operating income (loss)	20,665	1,438	23,066	(40)	8	(3,746)	(2,624)	38,767
Net finance income (expense)	−	−	−	−	−	(8,576)	−	(8,576)
Share of earnings in equity-accounted investments	146	184	155	(16)	1	−	−	470
Income (loss) before income taxes	20,811	1,622	23,221	(56)	9	(12,322)	(2,624)	30,661
Income taxes	(7,026)	(490)	(7,842)	13	(3)	2,845	892	(11,611)
Net income (loss) from continuing operations	13,785	1,132	15,379	(43)	6	(9,477)	(1,732)	19,050
Result with discontinued operations	−	−	15	−	225	62	−	302
Net income (loss) from discontinued operations	−	−	15	−	225	62	−	302
Net income (loss)	13,785	1,132	15,394	(43)	231	(9,415)	(1,732)	19,352
Net income (loss) attributable to:
Shareholders of Petrobras	13,789	1,122	15,255	(43)	166	(9,691)	(1,732)	18,866
Net income from continuing operations	13,789	1,122	15,244	(43)	6	(9,735)	(1,732)	18,651
Net income from discontinued operations	−	−	11	−	160	44	−	215
Non-controlling interests	(4)	10	139	−	65	276	−	486
Net income from continuing operations	(4)	10	134	−	−	259	−	399
Net income from discontinued operations	−	−	5	−	65	17	−	87
	13,785	1,132	15,394	(43)	231	(9,415)	(1,732)	19,352

Table 26 - Consolidated Income Statement by Segment –1Q19

R$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	42,898	60,803	12,089	229	1,133	−	(46,296)	70,856
Intersegments	41,651	13,893	3,496	216	(30)	−	(46,296)	12,930
Third parties	1,247	46,910	8,593	13	1,163	−	−	57,926
Cost of sales	(25,640)	(56,167)	(8,670)	(233)	(1,056)	−	45,743	(46,023)
Gross profit	17,258	4,636	3,419	(4)	77	−	(553)	24,833
Expenses	(2,108)	(2,333)	(1,882)	(17)	483	(5,411)	(34)	(11,302)
Selling expenses	(1)	(1,749)	(1,573)	(1)	(45)	(6)	(26)	(3,401)
General and administrative expenses	(267)	(322)	(134)	(15)	(7)	(1,382)	−	(2,127)
Exploration costs	(654)	−	−	−	−	−	−	(654)
Research and development costs	(352)	(14)	(20)	−	−	(133)	−	(519)
Other taxes	(78)	(82)	(61)	(4)	(2)	(125)	−	(352)
Impairment	−	−	−	−	−	−	−	−
Other income and expenses net	(756)	(166)	(94)	3	537	(3,765)	(8)	(4,249)
Operating income (loss)	15,150	2,303	1,537	(21)	560	(5,411)	(587)	13,531
Net finance income (expense)	−	−	−	−	−	(8,419)	−	(8,419)
Share of earnings in equity-accounted investments	134	351	14	(4)	(1)	1	−	495
Income (loss) before income taxes	15,284	2,654	1,551	(25)	559	(13,829)	(587)	5,607
Income taxes	(5,151)	(782)	(523)	7	(190)	4,596	199	(1,844)
Net income (loss) from continuing operations	10,133	1,872	1,028	(18)	369	(9,233)	(388)	3,763
Result with discontinued operations	−	−	15	−	400	62	−	477
Net income (loss) from discontinued operations	−	−	15	−	400	62	−	477
Net income (loss)	10,133	1,872	1,043	(18)	769	(9,171)	(388)	4,240
Net income (loss) attributable to:
Shareholders of Petrobras	10,138	1,905	935	(18)	654	(9,195)	(388)	4,031
Net income from continuing operations	10,138	1,905	925	(18)	369	(9,240)	(388)	3,691
Net income from discontinued operations	−	−	10	−	285	45	−	340
Non-controlling interests	(5)	(33)	108	−	115	24	−	209
Net income from continuing operations	(5)	(33)	104	−	−	6	−	72
Net income from discontinued operations	−	−	4	−	115	18	−	137
	10,133	1,872	1,043	(18)	769	(9,171)	(388)	4,240

Table 27 - Other Income (Expenses) by Segment –1H19

R$ millions	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,404)	(44)	(279)	−	−	(3)	−	(2,730)
Pension and medical benefits	−	−	−	−	−	(2,695)	−	(2,695)
(Losses)/gains on legal, administrative and arbitral proceedings	146	(903)	55	(1)	−	(1,463)	−	(2,166)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(1,449)	−	(1,449)
Provision for variable compensation program	(323)	(170)	(29)	−	−	(269)	−	(791)
Voluntary Separation Incentive Plan - PIDV	(133)	(124)	(6)	−	−	(72)	−	(335)
Operating expenses with thermoeletric plants	−	−	(279)	−	−	−	−	(279)
Institutional relations and cultural projects	(1)	(5)	−	−	(1)	(270)	−	(277)
Expenses with Health, safety and environment	(43)	(18)	(4)	−	(1)	(61)	−	(127)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(127)	−	(127)
Profit Share	(4)	(79)	(6)	−	−	(10)	−	(99)
Impairment of assets	1,101	(1,181)	(1)	−	−	−	−	(81)
Provision for doubtful receivables	(6)	5	11	−	−	(57)	−	(47)
Equalization of Expenses - AIP	(33)	−	−	−	−	(1)	−	(34)
Ship/Take or Pay Agreements	4	108	74	−	−	−	−	186
Government Grants	13	4	124	2	−	79	−	222
Reimbursment of expenses regarding "Car Wash" operation	29	−	−	−	−	280	−	309
(Expenditures)/reimbursements from operations in E&P partnerships	370	−	−	−	−	−	−	370
Remeasurement of remaining interests at fair value	−	−	2,143	−	−	−	−	2,143
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(187)	113	19,292	−	531	(3)	−	19,746
Others	(339)	(158)	(67)	2	10	221	(12)	(343)
	(1,810)	(2,452)	21,028	3	539	(5,900)	(12)	11,396

Table 28 - Other Income (Expenses) by Segment – 1H18

R$ millions	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,533)	(43)	(192)	−	−	(4)	−	(1,772)
Pension and medical benefits	−	−	−	−	−	(2,544)	−	(2,544)
(Losses)/gains on legal, administrative and arbitral proceedings	(257)	(231)	(427)	(1)	−	(1,825)	−	(2,741)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(1,936)	−	(1,936)
Provision for variable compensation program	−	−	−	−	−	−	−	−
Voluntary Separation Incentive Plan - PIDV	(1)	3	−	−	−	2	−	4
Operating expenses with thermoeletric plants	−	−	(173)	−	−	−	−	(173)
Institutional relations and cultural projects	(1)	(4)	−	−	(2)	(242)	−	(249)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	−	−	−
Expenses with Health, safety and environment	(56)	(27)	(2)	−	(1)	(50)	−	(136)
Profit Share	(470)	(225)	(39)	−	−	(366)	−	(1,100)
Impairment of assets	1	183	(65)	−	−	−	−	119
Provision for doubtful receivables	8	(56)	26	−	−	(58)	−	(80)
Equalization of Expenses - AIP	−	−	−	−	−	−	−	−
Ship/Take or Pay Agreements	8	30	21	−	(1)	5	−	63
Government Grants	8	7	120	6	−	−	−	141
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	1	−	1
(Expenditures)/reimbursements from operations in E&P partnerships	467	−	−	−	−	−	−	467
Remeasurement of remaining interests at fair value	−	−	−	−	−	−	−	−
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	2,044	(1)	(10)	−	−	80	−	2,113
Others	(92)	(129)	55	1	20	568	(20)	403
	126	(493)	(686)	6	16	(6,369)	(20)	(7,420)

Table 29 - Other Income (Expenses) by Segment – 2Q19

R$ millions	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,386)	(7)	(126)	−	−	2	−	(1,517)
Pension and medical benefits	−	−	−	−	−	(1,348)	−	(1,348)
(Losses)/gains on legal, administrative and arbitral proceedings	175	(841)	45	−	−	(212)	−	(833)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(601)	−	(601)
Provision for variable compensation program	(161)	(100)	(14)	−	−	(142)	−	(417)
Expenses (Reversals) with PIDV	(132)	(123)	(6)	−	−	(75)	−	(336)
Operating expenses with thermoeletric plants	−	−	(152)	−	−	−	−	(152)
Institutional relations and cultural projects	(1)	(2)	−	−	(1)	(123)	−	(127)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	−	−	−
Expenses with Health, safety and environment	(20)	(9)	(2)	−	(1)	(32)	−	(64)
Profit Share	−	(72)	(4)	−	−	(7)	−	(83)
Impairment of assets	825	(931)	(1)	−	−	−	−	(107)
Provision for doubtful receivables	(13)	6	1	−	−	(55)	−	(61)
Equalization of Expenses - AIP	(33)	−	−	−	−	(1)	−	(34)
Ship/Take or Pay Agreements	1	65	126	−	−	−	−	192
Government grants	10	1	58	2	−	47	−	118
Reimbursment of expenses regarding "Car Wash" operation	29	−	−	−	−	280	−	309
(Expenditures)/reimbursements from operations in E&P partnerships	181	−	−	−	−	−	−	181
Gain / Loss on Remeasurement - Equity Interest	−	−	2,143	−	−	−	−	2,143
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(166)	(41)	19,268	−	−	(4)	−	19,057
Others	(363)	(232)	(214)	(2)	4	136	(4)	(675)
	(1,054)	(2,286)	21,122	−	2	(2,135)	(4)	15,645

Table 30 - Other Income (Expenses) by Segment – 1Q19

R$ millions	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,018)	(37)	(153)	−	−	(5)	−	(1,213)
Pension and medical benefits	−	−	−	−	−	(1,347)	−	(1,347)
(Losses)/gains on legal, administrative and arbitral proceedings	(29)	(62)	10	(1)	−	(1,251)	−	(1,333)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(848)	−	(848)
Provision for variable compensation program	(162)	(70)	(15)	−	−	(127)	−	(374)
Expenses (Reversals) with PIDV	(1)	(1)	−	−	−	3	−	1
Operating expenses with thermoeletric plants	−	−	(127)	−	−	−	−	(127)
Institutional relations and cultural projects	−	(3)	−	−	−	(147)	−	(150)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(127)	−	(127)
Expenses with Health, safety and environment	(23)	(9)	(2)	−	−	(29)	−	(63)
Profit Share	(4)	(7)	(2)	−	−	(3)	−	(16)
Impairment of assets	276	(250)	−	−	−	−	−	26
Provision for doubtful receivables	7	(1)	10	−	−	(2)	−	14
Equalization of Expenses - AIP	−	−	−	−	−	−	−	−
Ship/Take or Pay Agreements	3	43	(52)	−	−	−	−	(6)
Government grants	3	3	66	−	−	32	−	104
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	−	−	−
(Expenditures)/reimbursements from operations in E&P partnerships	189	−	−	−	−	−	−	189
Gain / Loss on Remeasurement - Equity Interest	−	−	−	−	−	−	−	−
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(21)	154	24	−	531	1	−	689
Others	24	74	147	4	6	85	(8)	332
	(756)	(166)	(94)	3	537	(3,765)	(8)	(4,249)

Table 31 - Consolidated Assets by Segment – 06.30.2019

R$ millions	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	590,638	177,442	53,024	831	19,367	138,461	(14,515)	965,248

Current assets	27,088	46,071	6,710	299	19,068	97,752	(15,655)	181,333
Non-current assets	563,550	131,371	46,314	532	299	40,709	1,140	783,915
Long-term receivables	27,748	13,930	5,974	8	1	33,009	1,289	81,959
Investments	2,369	5,774	6,242	177	−	22	−	14,584
Property, plant and equipment	525,420	111,066	33,430	347	161	7,197	(149)	677,472
Operating assets	463,532	98,446	23,191	340	160	6,723	(149)	592,243
Assets under construction	61,888	12,620	10,239	7	1	474	−	85,229
Intangible assets	8,013	601	668	−	137	481	−	9,900

Table 32 - Consolidated Assets by Segment – 12.31.2018

R$ millions	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	512,689	170,810	60,479	843	19,918	109,153	(13,419)	860,473

Current assets	20,630	46,360	7,853	308	9,978	72,653	(14,176)	143,606
Non-current assets	492,059	124,450	52,626	535	9,940	36,500	757	716,867
Long-term receivables	31,443	12,731	5,908	9	3,245	31,232	910	85,478
Investments	2,520	5,046	2,932	176	−	16	−	10,690
Property, plant and equipment	450,073	105,998	42,845	350	5,923	4,793	(153)	609,829
Operating assets	361,027	94,337	33,003	345	5,087	4,098	(153)	497,744
Assets under construction	89,046	11,661	9,842	5	836	695	−	112,085
Intangible assets	8,023	675	941	−	772	459	−	10,870

Table 33 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H19

R$ millions	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	23,918	3,004	16,407	(61)	375	(18,710)	(2,120)	22,813
Net finance income (expense)	−	−	−	−	−	16,995	−	16,995
Income taxes	12,177	1,272	8,365	(20)	193	(7,441)	(1,091)	13,455
Depreciation, depletion and amortization	22,097	4,703	1,313	9	9	441	−	28,572
EBITDA	58,192	8,979	26,085	(72)	577	(8,715)	(3,211)	81,835
Share of earnings in equity-accounted investments	(280)	(535)	(169)	20	−	(1)	−	(965)
Impairment losses / (reversals)	(1,101)	1,181	1	−	−	−	−	81
Realization of cumulative translation adjustment	−	−	−	−	−	127	−	127
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	(85)	−	(85)
Gains / (losses) on disposal / write-offs of assets**	187	(113)	(21,435)	−	(531)	3	−	(21,889)
Adjusted EBITDA from Continuing Operations	56,998	9,512	4,482	(52)	46	(8,671)	(3,211)	59,104
Adjusted EBITDA from Discontinued Operations	−	−	30	−	880	124	−	1,034
Adjusted EBITDA *	56,998	9,512	4,512	(52)	926	(8,547)	(3,211)	60,138

Table 34 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H18

R$ millions	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	23,118	8,031	989	(38)	40	(13,470)	(2,364)	16,306
Net finance income (expense)	−	−	−	−	−	10,137	−	10,137
Income taxes	11,903	3,752	463	(3)	21	(6,667)	(1,219)	8,250
Depreciation, depletion and amortization	16,552	3,849	1,135	10	24	237	−	21,807
EBITDA	51,573	15,632	2,587	(31)	85	(9,763)	(3,583)	56,500
Share of earnings in equity-accounted investments	(13)	(747)	(90)	32	(1)	(3)	−	(822)
Impairment losses / (reversals)	(1)	(183)	65	−	−	−	−	(119)
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	1,576	−	1,576
Gains / (losses) on disposal / write-offs of assets**	(2,044)	1	10	−	−	(80)	−	(2,113)
Adjusted EBITDA from Continuing Operations	49,515	14,703	2,572	1	84	(8,270)	(3,583)	55,022
Adjusted EBITDA from Discontinued Operations	−	−	41	−	954	(182)	−	813
Adjusted EBITDA *	49,515	14,703	2,613	1	1,038	(8,452)	(3,583)	55,835

Table 35 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q19

R$ millions	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	13,785	1,132	15,379	(43)	6	(9,477)	(1,732)	19,050
Net finance income (expense)	−	−	−	−	−	8,576	−	8,576
Income taxes	7,026	490	7,842	(13)	3	(2,845)	(892)	11,611
Depreciation, depletion and amortization	11,517	2,350	615	5	5	204	−	14,696
EBITDA	32,328	3,972	23,836	(51)	14	(3,542)	(2,624)	53,933
Share of earnings in equity-accounted investments	(146)	(184)	(155)	16	(1)	−	−	(470)
Impairment losses / (reversals)	(825)	931	1	−	−	−	−	107
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	(143)	−	(143)
Gains / (losses) on disposal / write-offs of assets**	166	41	(21,411)	−	−	4	−	(21,200)
Adjusted EBITDA from Continuing Operations	31,523	4,760	2,271	(35)	13	(3,681)	(2,624)	32,227
Adjusted EBITDA from Discontinued Operations	−	−	8	−	153	263	−	424
Adjusted EBITDA*	31,523	4,760	2,279	(35)	166	(3,418)	(2,624)	32,651

7

Table 36 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q19

R$ millions	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	10,133	1,872	1,028	(18)	369	(9,233)	(388)	3,763
Net finance income (expense)	−	−	−	−	−	8,419	−	8,419
Income taxes	5,151	782	523	(7)	190	(4,596)	(199)	1,844
Depreciation, depletion and amortization	10,580	2,353	698	4	4	237	−	13,876
EBITDA	25,864	5,007	2,249	(21)	563	(5,173)	(587)	27,902
Share of earnings in equity-accounted investments	(134)	(351)	(14)	4	1	(1)	−	(495)
Impairment losses / (reversals)	(276)	250	−	−	−	−	−	(26)
Realization of cumulative translation adjustment	−	−	−	−	−	127	−	127
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	58	−	58
Gains / (losses) on disposal / write-offs of assets**	21	(154)	(24)	−	(531)	(1)	−	(689)
Adjusted EBITDA from Continuing Operations	25,475	4,752	2,211	(17)	33	(4,990)	(587)	26,877
Adjusted EBITDA from Discontinued Operations	−	−	22	−	727	(139)	−	610
Adjusted EBITDA*	25,475	4,752	2,233	(17)	760	(5,129)	(587)	27,487

* See definitions of Adjusted EBITDA in glossary.
** Includes the accounts of gains / losses on disposal of assets and gains / losses at remeasurement of remaining interests at fair value.

Glossary

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets and, exchange variation effect on relevant contingencies in foreign currency. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies,. however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline. On September 30th, 2018, the presentation related to the business segment information reflects management’s assessment related to the performance and the business resources allocation.

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total Capital Expenditures and Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer